(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 1-15445

☐ For Period Ended: September 30, 2002
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-KSB
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Attached Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

DrugMax, Inc.

Full Name of Registrant

DrugMax.com, Inc.

Former Name if Applicable

12505 Starkey Road, Suite A

Address of Principal Executive Office (Street and Number)

Largo, Florida 33773

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company is in the process of responding to comments from the United States Securities and Exchange Commission relating to its Forms 10-KSB for the fiscal years ended March 31, 2001 and March 31, 2002, Forms 10-QSB for the quarters ended June 30, 2001, September 30, 2001, and December 31, 2001, Form 10-Q for the quarter ended June 30, 2002 and Form 8-K/A dated January 7, 2002.

Furthermore, as previously announced, the Company has adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The Company adopted SFAS No. 142 as of April 1, 2001. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position and no longer be amortized, but tested for impairment on a periodic basis. SFAS No. 142 provides that the value of goodwill cannot be greater than the excess of the fair value of the Company’s reportable unit over the fair value of identifiable assets and liabilities, based on this annual impairment test.

The Company has chosen September 30 as its annual impairment testing date. As a result of this annual impairment test, the Company is recognizing a non-cash goodwill and other intangible assets impairment loss of approximately $12.5 million for the quarter ended September 30, 2002.

Due to the complexity and time requirements of both the SEC response process and the ongoing goodwill impairment testing, the Company is unable to complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 by the required filing date of November 14, 2002. However, the Company anticipates that it will file its Form 10-Q within the grace period provided under Rule 12b-25.

Some of the statements contained in Part III and IV of this Form 12b-25 are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the Company’s ability to finalize its goodwill impairment test, its ability to satisfy all SEC comments as discussed above and its ability to obtain the final review of its auditors related to its fiscal quarter ended September 30, 2002 by the prescribed filing date. These risks could cause the Company’s actual results to differ from those expressed in any forward-looking statement made by, or on behalf of, the Company.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Ronald J. Patrick	(727) 533-0431
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above as a result of its annual impairment test, the Company is recognizing a non-cash goodwill and other intangible assets impairment loss of approximately $12.5 million for the quarter ended September 30, 2002.

DrugMax, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2002	/s/ RONALD J. PATRICK
		By: Title:	Ronald J. Patrick Chief Financial Officer

Instruction.    The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.    This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.